UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended	June 30, 2025

Alternative Ballistics Corporation

(Exact name of issuer as specified in its charter)

Nevada	85-2764555
State or other jurisdiction	(I.R.S. Employer
of incorporation or organization	Identification No.)

5940 S. Rainbow Blvd., Las Vegas, Nevada 89118

(Full mailing address of principal executive offices)

(619) 326-4411

(Issuer’s telephone number, including area code)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes. The information contained herein contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed. Except as otherwise required by federal securities laws, we do not expect to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Overview

Alternative Ballistics Corporation, a Nevada corporation (“ABC” or the “Company”) was formed on August 27, 2020 for the purpose of acquiring Alternative Ballistics, L.P. (“LP”), a California limited partnership. Our corporate offices are in Las Vegas, Nevada, and San Diego, California.

We are in the Less Lethal Ammunition (“LLA”) market of the law enforcement industry. This is a niche market with multiple tools and options available to law enforcement personnel for the deployment of various types of ammunition designed to temporarily incapacitate, stun, or cause temporary discomfort to a person without penetrating the body. Less-lethal technologies are continuously evolving, and law enforcement agencies are generally open to reviewing data, scheduling demonstrations, or procuring ammunition samples to conduct their own internal testing, which is influencing the growth of the LLA global market.

Our immediate plan of operations includes additional rounds of ballistics testing, the launch of domestic pilot programs, securing our first international contracts, and research and development on the consumer version of our current product for the commercial market. We intend to penetrate domestic and foreign professional markets by continuing to introduce The Alternative® to law enforcement agencies and private security companies and other federal agencies. We hope to expand our presence in the professional markets and introduce our consumer version to the commercial market and continue to expand operations domestically and internationally. We anticipate that our training program will constitute our largest and most complex operation, as it will entail sending training teams throughout the country and eventually the globe on multiple day trips to conduct presentations, demonstrations, and training programs. This will involve traveling with weapons, inventory, and custom gear including custom targets and stands. Our training program will likely be the area where we will most need to expand our operations by bringing on new trainers who are professionals in the field of law enforcement. We can make no assurances that our plan of operation will succeed according to projections and expectations.

Recent Developments

The Company effected a one-for-five (1:5) reverse stock split (the “Reverse Stock Split”) of its issued and outstanding shares of its common stock and preferred stock. As a result, every five (5) shares of each class or series of the Company’s issued and outstanding common stock and preferred stock were automatically reclassified and combined into one (1) validly issued, fully paid, and non-assessable share of the same class or series, without increasing or decreasing the par value per share.

Pursuant to the Nevada Revised Statutes Section 78.207, the Company also decreased the number of each class or series of the shares of common stock and preferred stock it is authorized to issue proportionally with the Reverse Stock Split, so that the number of authorized shares of common stock and preferred stock following the Reverse Stock Split is one fifth of that before the Reverse Stock Split. Effective as of the close of business on August 8, 2025 and as of the date of this report, the Company is authorized to issue up to 50,000,000 shares of common stock, par value $0.001 per share, and 2,000,000 shares of preferred stock, par value $0.001 per share, all of which were designated as Series A Preferred Stock.

Following the Reverse Stock Split, no fractional shares will be issued. Stockholders who would otherwise be entitled to receive fractional shares will instead have their holdings rounded up to one whole share of stock of the applicable class of common stock or series of preferred stock.

Stockholders are not required to take any action in connection with the Reverse Stock Split. Stockholders holding their shares in book-entry form or through a brokerage account will see the adjustments automatically reflected in their accounts. Stockholders are encouraged to contact their bank, broker, or custodian with any procedural questions.

The foregoing is a summary of the Certificate of Charter Amendment and the Certificate of the Designation Amendment and is qualified in its entirety by reference to the full text of the Certificate of Charter Amendment and the Certificate of the Designation Amendment as Exhibit Nos. 2.7 and 2.8, respectively.

2

Results of Operations for the Six Months Ended June 30, 2025 Compared to the Six Months Ended June 30, 2024

General and Administrative Expenses

General and administrative expenses for the six months ended June 30, 2025 and June 30, 2024 were approximately $38.7 million and $13.8 million, respectively. The increase of approximately $25 million in general and administrative expenses primarily relates to stock-based compensation.

Sales and Marketing Expenses

Sales and marketing expenses for the six months ended June 30, 2025 and June 30, 2024 were approximately $0.3 million and $0.2 million, respectively. Sales and marketing expenses primarily relate to media campaigns, trade shows, and demonstrations.

Professional Fees

Professional fees for the six months ended June 30, 2025 and June 30, 2024 were approximately $0.3 million and $0.2 million, respectively. Professional fees primarily relate to corporate consulting and corporate initiatives.

Research and Development Expenses

Research and development expenses for the six months ended June 30, 2025 and June 30, 2024 were approximately $700 and $7,500, respectively. Research and development expenses primarily relate to ballistics testing.

Interest Expense

Interest expense for the six months ended June 30, 2025 and June 30, 2024 was approximately $0.2 million and $0.1 million, respectively. The increase of approximately $0.1 million was primarily related to interest on the additional convertible debt issued in the latter part of 2024 and during the first six months of 2025. Going forward, we expect an increase in our interest expense because of the compounding interest on existing debt.

Operating Activities

During the six months ended June 30, 2025, operating activities used approximately $0.8 million of cash, primarily due to our net loss of approximately $39.3 million, partially offset by approximately $37.6 million of stock-based compensation for shares issued to related and third parties for services, the extension of a related party convertible note, and the conversion of deferred compensation to related parties.

During the six months ended June 30, 2024, operating activities used approximately $0.7 million of cash, primarily due to our net loss of approximately 14.4 million, partially offset by approximately $13.3 million of stock-based compensation for shares and warrants issued to related and third parties for services.

Financing Activities

During the six months ended June 30, 2025, net cash provided by financing activities was approximately $0.5 million, consisting of proceeds from the issuance of convertible notes and sale of common stock.

During the six months ended June 30, 2024, net cash provided by financing activities was approximately $0.3 million, consisting of proceeds from the sale of common stock.

3

Funding Requirements

We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance our management team and sales and marketing, and research and development.

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our operations through a combination of equity offerings and debt financings. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interests of our existing stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of such stockholders. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures, or declaring dividends.

Liquidity and Capital Resources

As indicated in the accompanying financial statements, we had an accumulated deficit of approximately $97.8 million as of June 30, 2025. We incurred a net loss of approximately $39.3 million and cash outflows from operations of approximately $0.8 million for the six months ended June 30, 2025. For the six months ended June 30, 2024, we had an accumulated deficit of approximately $57.6 million, incurred a net loss of approximately $14.4 million, and cash outflows from operations of approximately $0.7 million. Further, we expect to continue to incur significant costs in the pursuit of our business plans. We cannot assure you that our plans to raise capital, commercialize our products or to complete our research and development activities will be successful. These factors, among others, raise substantial doubt about our ability to continue as a going concern.

Since our inception, we have incurred significant operating losses. We expect to incur significant expenses and operating losses for the foreseeable future. To date, we have funded our operations with proceeds from sales of common stock and borrowings under convertible promissory notes. As of June 30, 2025, we had cash and cash equivalents of approximately $14,777.

Our short-and-long-term material cash requirements are expected to come from public and private offerings.

We have a total debt of $2.45 million in principal in the form of convertible notes comprised of the following:

- $1 million convertible promissory note issued on March 29, 2022, and is convertible into 1,000,000 shares of our common stock at a conversion rate of $1.00 per share. The conversion of the note is at the election of the holder, and the maturity date of the note is March 29, 2027.

- $1 million convertible note issued on August 2, 2024, which is accruing interest, as amended, at 18% per annum, and is convertible into shares of our common stock at a 50% discount of a “Qualified Offering” price. Prior to the maturity date of December 31, 2025, the conversion of the note is at the election of the Company.

- $500,000 convertible note (of which $450,000 was issued by June 30, 2025) issued on January 28, 2025, which is accruing interest, as amended, at 18% per annum and is convertible into shares of our common stock at a 50% discount of a “Qualified Offering” price. Prior to the maturity date of December 31, 2025, the conversion of the note is at the election of the Company

4

Critical Accounting Policies

See Note 2 in our Financial Statements for our Significant Accounting Policies.

Revenue Recognition

We generate revenue through the distribution of our products and accessories to dealers/distributors, security companies, and law enforcement agencies. Revenue is recognized upon transfer of control of goods to the customer, which generally occurs when title to goods is passed and risk of loss transfers to the customer. Depending on the contract terms, transfer of control is upon shipment of goods to or upon the customer’s pick-up of the goods.

We recognize revenue in accordance with ASC 606, Revenue from Contracts with Customers, which requires that five basic criteria be met before revenue can be recognized: (i) identify the contract with the customer; (ii) identity the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price; and (v) recognize revenue when or as the entity satisfied a performance obligation.

Off-Balance Sheet Arrangements

During the periods presented, we did not have and we do not currently have any off-balance sheet arrangements, as defined in the rules and regulations of the Commission.

Working Capital Loans

On August 2, 2024, January 28, 2025 and July 21, 2025, we borrowed $1 million, $500,000 and $300,000, respectively, to fund our working capital needs pursuant to a Loan Agreement and related Convertible Note by and between us, as the borrower, and Solyco CAC LLC (“Solyco”) as lender (the “Working Capital Loan”). The Convertible Notes, as amended, have an interest rate of 18%. The Working Capital Loans issued on August 2, 2024 and January 28, 2025 mature, as amended, on December 31, 2025 and the Working Capital Loan issued on July 21, 2025 matures on April 21, 2026 (collectively, the “Maturity Dates”). In the event we close a public offering prior to the Maturity Dates, then Solyco has the option (a) to be repaid from the proceeds of our public offering within five days from the closing of a public offering; or (b) in the event that Solyco does not exercise such option for repayment, then the Convertible Notes shall automatically convert into shares of common stock 30 days following the closing of a public offering. If the Convertible Notes are converted, it will be converted at the “Conversion Price” equal to a 50% discount to the public offering price.

In connection with the Working Capital Loans, we also issued to Solyco warrants to purchase the number of shares that Solyco would receive assuming full conversion of the Note (the “Warrant”). The Warrants, as amended, have an exercise price equal to the lower of: (i) $5.00 or (ii) a 50% discount to the public offering price, and a term of five years from the date of issuance.

Changes In And Disagreements With Accountants On Accounting And Financial Disclosure

None.

Item 2.	Other Information

None.

5

Item 3.	Financial Statements

Alternative Ballistics Corporation
Balance Sheets

	June 30,	December 31,
	2025 (Unaudited)	2024 (Audited)
ASSETS
Current assets
Cash	$14,777	$234,907
Inventory	23,121	25,058
Prepaid expenses & Other current assets	19,961	21,006
Total current assets	57,859	280,971

Other Assets
Fixed Assets, net	7,352	7,645
ROU Asset, net	31,733	62,812
Total other assets	39,085	70,457

Total assets	$96,944	$351,428

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued liabilities	664,950	918,142
Lease liability	32,480	64,306
Interest payable	126,190	38,530
Convertible notes payable - short term, net of debt discount	1,324,958	751,268
Related party convertible notes payable	-	1,000,000
Total current liabilities	2,148,578	2,772,246

Related party convertible notes payable - long term	1,000,000	-
Total long-term liabilities	1,000,000	-

Total liabilities	3,148,578	2,772,246

Stockholders’ deficit
Preferred stock, $0.001 par value, 2,000,000 shares authorized, 400,000 and 400,000 shares issued and outstanding as of June 30, 2025 and December 31, 2023, respectively	400	400
Common stock, $0.001 par value, 50,000,000 shares authorized, 31,776,036 and 27,942,799 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively	31,776	27,943
Additional paid in capital	94,879,186	56,077,960
Accumulated deficit	(97,962,996)	(58,527,121)
Total stockholders’ deficit	(3,051,634)	(2,420,818)

Total liabilities and stockholders’ deficit	$96,944	$351,428

6

Alternative Ballistics Corporation

Statements of Operations

(Unaudited)

	For the six months ended
	June 30, 2025	June 30 2024

Revenue	$2,750	$4,375
Less: Cost of Sales	746	720
Gross Margin	2,004	3,655

Operating expenses
General and Administrative	38,671,190	13,871,968
Sales and marketing	292,970	242,247
Professional fees	268,798	188,305
Research and development	666	7,510
Total operating expenses	39,233,624	14,310,030

Loss from operations	(39,231,620)	(14,306,375)

Other expenses
Interest expense	(204,255)	(100,448)

Total other expenses	(204,255)	(100,448)

Net loss before tax provision	(39,435,875)	(14,406,823)
Tax provision	-	-
Net loss	$(39,435,875)	$(14,406,823)

Net loss per common share - basic and diluted	$(1.36)	$(0.53)

Weighted average number of common shares outstanding - basic and diluted	28,962,684	26,974,757

7

Alternative Ballistics Corporation

Statements of Cash flows

(Unaudited)

	For the six months ended
	June 30, 2025	June 30, 2024
Cash Flows from Operating Activities
Net loss	$(39,435,875)	$(14,406,823)

Stock based compensation	716,846	7,300,000
Stock based compensation, related party	8,110,000	3,750,000
Stock based compensation for extension of convertible note payable, related party	24,000,000	-
Stock based compensation, loss on conversion of deferred compensation	4,820,937
Amortization of debt issuance costs	419,935	-
Stock based compensation - warrants	-	2,259,997
Gain on forgiveness on stock payable	-	(83,334)
ROU asset	31,079	29,855
ROU liability	(31,826)	(29,108)
Depreciation	1,918	6,106
Imputed interest	116,596	-

Changes in assets and liabilities:
Prepaid expenses and other current assets	1,045	(49,622)
Inventory	1,937	5,825
Accounts payable and accrued liabilities	492,403	387,786
Related party interest payable	-	100,448
Net cash used in operating activities	(755,005)	(728,870)

Cash Flows from Investing Activities:
Purchase of fixed assets	(1,625)	(1,797)
Net cash used in investing activities	(1,625)	(1,797)

Cash Flows from Financing Activities:
Proceeds from convertible notes payable	450,000	-
Proceeds from sale of common stock	86,500	299,000
Net cash provided by financing activities	536,500	299,000

Net (decrease) increase in cash	(220,130)	(431,667)

Cash, beginning of period	234,907	561,645

Cash, end of period	$14,777	$129,977

Supplemental disclosure of cash flow information
Cash paid for interest	$11,567	$-

SUPPLEMENTARY DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

Deferred compensation exchanged for stock	$657,935	$-
Forgiveness of stock payable – related party	$-	$40,000
ROU Asset exchanged for ROU Liability	$-	$123,122
Warrant issued on convertible note payable (debt discount)	$282,118	$-

8

Alternative Ballistics Corporation

Statements of Stockholders’ Deficit

(Unaudited)

	Series A Preferred Stock		Common Stock		Additional Paid-in	Subscriptions	Accumulated	Stockholder’s
	Shares	Amount	Shares	Amount	Capital	Payable	Deficit	Deficit
Balance, December 31, 2023	400,000	$400	26,545,149	$26,545	$41,984,610	$123,334	$(43,203,417)	$(1,068,528)

Shares issued for cash, net of offering cost	-	-	18,650	19	186,481	112,500	-	299,000
Shares issued for services	-	-	619,000	619	6,106,047	1,110,000	-	7,216,666
Shares issued for services, Related Party			375,000	375	3,749,625	-	-	3,750,000
Fair Value of Warrants issued for service	-	-	-	-	2,259,997	-	-	2,259,997
Forgiveness of stock payable, related party	-	-			40,000	(40,000)	-	-
Forgiveness of stock payable	-	-			83,334	(83,334)	-	-
Net loss	-	-	-	-	-	-	(14,406,823)	(14,406,823)
Balance, June 30, 2024	400,000	$400	27,557,799	$27,558	$54,410,094	$1,222,500	$(57,610,240)	$(1,949,688)

Balance, December 31, 2024	400,000	400	27,942,799	27,943	56,077,960	-	(58,527,121)	(2,420,818)
Shares issued for cash, net of offering cost	-	-	8,650	9	86,491	-	-	86,500
Shares issued for services	-	-	65,700	66	656,934	-	-	657,000
Shares issued for conversion of deferred compensation			547,887	548	5,478,324	-	-	5,478,872
Shares issued for services, related party	-	-	811,000	811	8,109,189	-	-	8,110,000
Shares issued for extension of note payable-related party	-	-	2,400,000	2,400	23,997,600	-	-	24,000,000
Imputed interest on notes payable - related party	-	-			116,596	-	-	116,596
Stock compensation for stock options	-	-	-	-	59,846	-	-	59,846
Fair value of warrants issued on debt discount	-	-	-	-	296,246			296,246
Net loss	-	-	-	-	-	-	(39,435,875)	(39,435,875)
Balance, June 30, 2025	400,000	$400	31,776,036	$31,776	$94,879,186	$-	$(97,962,996)	$(3,051,634)

9

1.	ORGANIZATION AND BUSINESS OPERATIONS

Alternative Ballistics Corporation (the “Company”) was incorporated in the State of Nevada on August 27, 2020. Our offices are located at 5940 S. Rainbow Blvd, Las Vegas, NV 89118.

Alternative Ballistics Corporation is a next generation less-lethal technology company. It is a new venture, which specializes in the production and distribution of a less-lethal impact munition known as “The Alternative® - to Lethal Force” designed for the law enforcement industry.

Basis of Presentation

The accompanying financial statements represent the results of operations, financial position and cash flows of Alternative Ballistics Corporation. prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Management evaluated all relevant conditions and events that are reasonably known or reasonably knowable, in the aggregate, as of the date the financial statements are issued and determined that substantial doubt exists about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent on the Company’s ability to generate revenues and raise capital. The Company has not generated sufficient revenues to provide sufficient cash flows to enable the Company to finance its operations internally. As of June 30, 2025 and December 31, 2024, the Company had $14,777 and $234,907 cash on hand, respectively. At June 30, 2025 and December 31, 2024, the Company has an accumulated deficit of $97,962,996 and $58,527,121, respectively. For the six months ended June 30, 2025, the Company had a net loss and cash used in operations of $39,435,875 and $755,004, respectively. For the six months ended June 30, 2024, the Company had a net loss and cash used in operations of $14,406,823 and $728,870, respectively. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

Over the next twelve months management intends to raise additional capital through debt and equity financing in order to promote and sell its products. If the Company fails to obtain additional capital the Company may be forced to scale back or discontinue its operations. However, there is no guarantee the Company will raise capital to continue operations. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements represent the results of operations, financial position and cash flows of Alternative Ballistics Corporation. prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America.

Reclassifications

Certain prior year amounts have been reclassified for consistency with the current period presentation. These reclassifications had no effect on the reported results of operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and also requires disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

10

Fair Value of Financial Instruments

The Company measures fair value in accordance with Accounting Standards Codification (“ASC”) 820 – Fair Value Measurements. ASC 820 defines fair value and establishes a three-level valuation hierarchy for disclosures of fair value measurements. ASC 820 establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements and related disclosures, ASC 820 establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three (3) broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three (3) levels of fair value hierarchy defined by ASC 820 are:

Level 1 — Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 — Inputs (other than quoted market prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level 3 — Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model. Valuation of instruments includes unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

As defined by ASC 820, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale, which was further clarified as the price that would be received to sell an asset or paid to transfer a liability (“an exit price”) in an orderly transaction between market participants at the measurement date.

The reported fair values for financial instruments that use Level 2 and Level 3 inputs to determine fair value are based on a variety of factors and assumptions. Accordingly, certain fair values may not represent actual values of the Company’s financial instruments that could have been realized as of June 30, 2025 and December 31, 2024 or that will be recognized in the future, and do not include expenses that could be incurred in an actual settlement. The carrying amounts of the Company’s financial assets and liabilities, such as cash, prepaid expenses, inventory, accounts payable and accrued liabilities, and related party and third-party notes payables approximate fair value due to their relatively short maturities. The Company’s notes payable to related parties approximates the fair value of such instrument based upon management’s best estimate of terms that would be available to the Company for similar financial arrangements at June 30, 2025 and December 31, 2024.

The carrying value of financial assets and liabilities recorded at fair value is measured on a recurring or nonrecurring basis. Financial assets and liabilities measured on a non-recurring basis are those that are adjusted to fair value when a significant event occurs.

11

Related parties

The Company follows ASC 850, “Related Party Disclosures” for reporting activities with related parties. A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

Impairment of Long-Lived Assets

Long-lived assets, including intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. In such situations, long-lived assets are considered impaired when future undiscounted cash flows resulting the use of the asset and its eventual disposition are less than the asset’s carrying amount. In such situations, the asset is written down to the present value of the estimated future cash flows. Factors that are considered when evaluating long-lived assets for impairment include a current expectation that it is more likely than not that the long-lived asset will be sold significantly before the end of its useful life, a significant decrease in the market price of the long-lived asset, and a change in the extent of manner in which the long-lived asset is being used. Based on management’s assessment there were no impairments to its long-lived assets at June 30, 2025 and December 31, 2024.

Property and Equipment

Property and equipment are recorded at cost for purchases over $500 and depreciated using the straight-line method over the estimated useful lives ranging from three to ten years. The Company capitalizes direct costs associated with property and equipment in accordance with ASC 360 – Property, Plant, and Equipment. Leasehold improvements are amortized on a straight-line basis over the shorter of their useful life or the term of the related lease. Expenditures for ordinary repairs and maintenance are expensed as incurred.

Advertising

The Company expenses the cost of advertising, including promotional expenses, as incurred. Advertising expenses for the six months ended June 30, 2025, and 2024 were $93 023 and $164,370, respectively.

Research and Development

Costs related to the conceptual formulation and design of products and processes are charged to Research and Development as incurred. Development of a product is deemed complete when it is qualified through reviews and tests for performance and reliability. Subsequent to product qualification, product costs are included in cost of goods sold. Research and Development expenses for the six months ended June 30, 2025, and 2024 were $666 and $7,510, respectively.

Stock-based Compensation

The Company recognizes stock-based compensation issued to employees in accordance with ASC 718 – Compensation: Stock Compensation, based on the fair value of the equity instrument in exchange for employee or consulting services and the resulting recognition of compensation expense.

Income Taxes

The Company accounts for its income taxes in accordance with FASB Codification Topic ASC 740-10, “Income Taxes”, which requires recognition of deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

12

Concentrations of Credit Risk and Financial Instruments

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash.

The Company’s cash balances are placed at financial institutions, which at times, may exceed federally insured limits. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on cash

Basic and Diluted Loss per Share

The Company follows ASC Topic 260 to account for the earnings per share. Basic earnings per common share (“EPS”) calculations are determined by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per common share calculations are determined by dividing net income by the weighted average number of common shares and dilutive common share equivalents outstanding. During periods when common stock equivalents, if any, are anti-dilutive they are not considered in the computation.

The Company reports earnings (loss) per share in accordance with FASB Codification Topic ASC 260-10 “Earnings Per Share”, Basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares available. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Diluted earnings (loss) per share has not been presented for the six months ending June 30, 2025 and 2024, respectively, since the effect of the assumed exercise of options and warrants to purchase common shares (common stock equivalents) would have an anti-dilutive effect. There are 320,000 and 3,402,000 additional shares issuable in connection with outstanding options, warrants, stock payable and convertible debts as of June 30, 2025 and 2024, respectively.

Recent Accounting Pronouncements

In November 2024, the FASB issued Accounting Standard Update No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”). This standard requires additional disclosures over certain expenses, including purchases of inventory, employee compensation, depreciation, intangible asset amortization, and other specific expense categories. This standard also requires disclosure of the total amount of selling expenses and the Company’s definition of selling expenses. This update is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. We are evaluating the impact this update will have on our annual disclosures; however, there was no impact our financial condition, results of operations, or cash flows.

Reclassifications of Prior Period Amounts

Certain prior period amounts have been reclassified within operating expenses to conform to the current period presentation. These changes were made to better reflect the Company’s cost structure and improve consistency in financial reporting. The reclassifications had no effect on previously reported total operating expenses, net income (loss), total assets, or shareholders’ equity.

3.	BUSINESS SEGMENT INFORMATION

Our flagship product, The Alternative®, is currently the only offering in our reportable segment focused on less-lethal technologies. This segment encompasses all of the Company’s global efforts in promoting and selling The Alternative® to domestic and international professional markets, including law enforcement, military, and private security end users.

13

This is a niche market that offers various tools and options for law enforcement, military, and security personnel to deploy types of ammunition designed to temporarily incapacitate, stun, or cause temporary discomfort without penetrating the body. Our product stands out as the only less-lethal technology available that can be carried by officers, allowing them to instantly and temporarily convert their service weapon into a less-lethal kinetic device without the need to transition to a completely separate platform.

The accounting policies for the less-lethal technologies segment align with those outlined in the summary of significant accounting policies. The Chief Executive Officer is the Chief Operating Decision Maker (“CODM”) and assesses the performance of this segment and allocates resources based on net income, which is reflected in the income statement as total income. The measure of segment assets is represented as total assets on the balance sheet.

The CODM evaluates the income generated from segment assets, known as return on assets, using net income. This information assists the CODM in deciding whether to reinvest profits into the less lethal technologies segment or allocate resources to other areas of the business, such as acquisitions or dividend payments.

Net income is also utilized to monitor the difference between budgeted and actual results, offering insights into financial performance and guiding any necessary corrective actions. Additionally, the CODM employs net income for competitive analysis by comparing the performance of the less lethal technologies segment against competitors.

This combination of competitive analysis and budget-to-actual monitoring is crucial for assessing the segment’s performance and determining management compensation.

The company does not engage in any intra-entity sales or transfers.

The Company has identified one reportable segment: the less lethal technologies segment. The less lethal technologies segment primarily generates revenue in North America, and the company manages its sole product sales and associated expenses on a total basis.

4.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

As of June 30, 2025, prepaid expenses and other current assets consist of prepaid insurance of $9,005 and a lease deposit of $10,956.

14

5.	PROPERTY AND EQUIPMENT, NET

Property and equipment as of June 30, 2025 and December 31, 2024 comprise of the following:

	June 30,	December 31,	Estimated Useful Lives
	2025	2024
Tooling and molds	$86,711	$86,711	10 years
Computer equipment	10,890	9,265	3 years
Furniture and fixtures	3,964	3,964	5 years
	101,565	99,940
Less accumulated deprecation	(94,213)	(92,295)
Total property and equipment, net	$7,352	$7,645

Depreciation expense for the six months ended June 30, 2025 and the year ended December 31 2024 was $1,918 and $11,771, respectively.

6.	LEASES

On January 1, 2024, the Company entered into a two-year non-cancellable property lease, for 996 square feet of office space, at a monthly lease term of $5,229 with a second year monthly escalation to $5,478. Included in the lease are utilities and property taxes.

The Company entered into a lease for office space under a month-to-month cancellable lease agreement that commenced on January 1, 2024 and was set to expire on December 31, 2024, at a monthly lease term of $1,700 a month. On July 9, 2024 the company entered into a one-year lease for a larger office space at the same location, at $1,952 a month.

Supplemental balance sheet information related to leases was as follows:

	For the Six Months Ended
	June 30,
Operating lease:	2025	2024

Operating lease assets	$31,733	$93,267
Current portion of operating lease liabilities	$32,480	$64,076
Noncurrent operating lease liabilities	-	29,938
Total operating lease liability	$32,480	$94,014

Weighted average remaining lease term
Operating leases (years)	0.5	-

Weighted average discount rate:	4.08%	-

15

Supplemental cash flow and other information related to operating leases was as follows:

	For the Six Months Ended
	June 30,
	2025	2024
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used for operating leases	$32,868	$32,131

Total operating lease liabilities	$32,480	$94,014

Our anticipated future lease commitments on a calendar year basis in US dollars, under non-cancellable operating leases are as follows:

Minimum
Year Ending	Lease
December 31,	Commitments
2025	64,306
Total future minimum lease liabilities	$64,306

7.	CONVERTIBLE NOTES

The Company has the following notes outstanding:

	June 30, 2024	December 31, 2024
Note payable, secured, 14% interest, due May, 2025	$1,450,000	$1,000,000
Discount on Note Payable	(125,042)	(248,732)
Note Payable (Net of Discount)	$1,324,958	$751,268

On August 2, 2024, the Company issued a convertible promissory note with a principal amount of $1,000,000. The notes bear interest at a rate of 14% per annum and matures on May 2, 2025. The proceeds received were allocated between the convertible note and warrants on a relative fair value basis. The aggregate estimated value of the warrants using the Black-Scholes Pricing Model, based on a weighted average volatility rate of 76.3% and a weighted average call option value of $1.282, was $1,281,653. The warrants resulted in a debt discount of $561,721. The aggregate debt discounts of $248,732 as of the year ended December 31, 2024 was fully amortized during the first six months of 2025 using the straight-line method, which approximates the effective interest method.

On January 21, 2025, the warrant was amended extending the term to January 21, 2030. In order to determine if there was incremental value to the warrant from this amendment, the aggregate estimated value of the warrants was re-calculated using the Black-Scholes Pricing Model, based on a weighted average volatility rate of 76.2% and a weighted average call option value of $1.2957, which resulted in an incremental value and additional debt discount of $14,126. This incremental value was fully amortized during the first six months of 2025 using the straight-line method, which approximates the effective interest method.

16

On January 28, 2025 the Company issued a convertible promissory note with a principal amount of $500,000, of which $450,000 was issued as of June 30, 2025. The notes bear interest at a rate of 14% per annum and matures on October 28, 2025. The proceeds received were allocated between the convertible note and warrants on a relative fair value basis. The aggregate estimated value of the warrants using the Black-Scholes Pricing Model, based on a weighted average volatility rate of 76.25% and a weighted average call option value of $1.2948, was $647,408. The warrants resulted in a debt discount of $282,118. The aggregate debt discounts of $125,041, as of June 30, 2025, are being amortized over the life of the loan using the straight-line method, which approximates the effective interest method.

Interest expense and accrued interest associated with these convertible notes for the six months ended June 30, 2025 was $87,659 and $126,190, respectively. Interest expense and accrued interest associated with convertible notes for the year ended December 31, 2024 was $38,530 and $38,350, respectively.

8.	CONVERTIBLE NOTES PAYABLE TO RELATED PARTIES

The company had the following convertible notes payable related party outstanding:

	June 30, 2024	December 31, 2024
Related Party convertible Note payable, secured, 15% interest, due March 2027	$1,000,000	$1,000,000

On August 13, 2021, the Company issued a convertible promissory note with a principal amount of $250,000. The note bore an interest at 15% per annum and matured on August, 2022. The note and accrued interest are convertible at the option of the noteholder at $0.10 per share but would mandatorily convert to common stock at the same price upon an up list to a national exchange and will have piggyback registration rights to register the shares of common stock underlying the conversion of the notes. In August, 2022, upon maturity of the $250,000 convertible promissory note, the Company paid the accrued interest to its holder and extended the term of the promissory note until August 13, 2023. In August, 2023, upon maturity of the $250,000 convertible promissory note, the company converted the principal balance on the note into 1,000,000 shares of common stock and paid the accrued interest on the note, pursuant to the terms in the agreement.

On December 31, 2021, the Company issued a convertible promissory note with a principal amount of $350,000. The note bore an interest at a rate of 15% per annum, matured on December 31, 2022. On December 31, 2022 upon maturity of the $350,000 convertible promissory note, the Company extended the term of the promissory note until December 31, 2024 at the same rate of interest. The notes and accrued interest are convertible at the option of the noteholder at $0.10 per share but will mandatorily convert to common stock at the same price upon an up list to a national exchange and will have piggyback registration rights to register the shares of common stock underlying the conversion of the notes. In October, 2023 the company paid $200,000 of principal and accrued interest and converted the remaining principal of the $350,000 convertible promissory into 513,040 shares of common stock, pursuant to the terms in the agreement.

On March 29, 2022, the Company issued a convertible promissory note with a principal amount of $1,000,000. The note bore an interest at a rate of 15% per annum and matured on March 29, 2024. In 2023, the company agreed to extend the term of the promissory note until March 29, 2025, at the same rate of interest. As consideration for the extension, the Company issued 2,000,000 shares on 17-month warrants exercisable at $0.125 per share. On March 29, 2024, the Company extended the term of the $1,000,000 promissory note until March 29, 2025, at the same rate of interest. In August, 2024, the Company issued 300 000 shares of its common stock valued at $3,000,000 to settle interest on the debt payable in the amount of $300,000.

On May 21, 2025, the Company extended the term of the $1,000,000 promissory note until March 29, 2027. In exchange for the extension and for no interest to accrue over the extended term, the Company issued 2,400,000 shares of common stock valued at $24,000,000, which is recorded as related party stock compensation expense in general and administrative expenses

17

Related Party interest expense and accrued interest for the six months ended June 30, 2025 were $0 and $0, respectively. Related Party interest expense and accrued interest in connection with these notes for the year ended December 31, 2024 was $117,930 and $0, respectively.

As the Related Party convertible promissory note does not accrue interest, imputed interest was calculated and for the six months ended June 30, 2025 was $116,596. Imputed interest for the year ended December 31, 2024 was $90,740.

9.	STOCKHOLDERS’ EQUITY

Overview

The Company is authorized to issue up to 50,000,000 shares of common stock with a par value of $0.001.

The Company is also authorized to issue 2,000,000 and 2,000,000 shares of preferred stock and Series A preferred stock with a par value of $0.001, respectively.

As of June 30, 2025 and December 31, 2024, there were 31,776,036 and 27,942,799 shares of common stock issued and outstanding, respectively.

As of June 30, 2025 and December 31, 2024, there were 400,000 and 400,000 shares of Series A Preferred stock issued and outstanding, respectively.

Stock Warrants

On April 1, 2024, the company issued 300,000 shares on three month warrants exercisable at $2.50 per share.

On July 1, 2024, warrants were partially exercised into shares 45,000 shares of common stock at $2.50 per share. The remaining 255,000 warrants were forfeited.

On April 4, 2024, the company extended 400,000 share terms on the 1-year warrants issued on October 3, 2023, to December 31, 2024. On December 31, 2024, the warrant terms were further extended to February 15, 2025 at $1.25 per share.

On July 1, 2024, the company issued 50,000 shares on nine month warrants exercisable at $2.50 per share for services rendered.

On July 11, 2024, warrants were partially exercised into shares 20,000 shares of common stock at $1.25 per share. The remaining 60,000 warrants were forfeited.

On August 2, 2024, the company issued 200,000 shares on 5-year warrants exercisable at $10.00 per share as consideration for a note payable of $1,000,000.

On January 21, 2025, the company extended 200,0000 share terms on the 5-year warrants issued on August 2, 2024 to January 21, 2030.

On January 28, 2025, the company issued 100,000 shares on 5-year warrants exercisable at $10.00 per share as consideration for a note payable of $500,000.

18

The fair value of each warrant grant is estimated on the date of grant recognizing share-based compensation expense over the vesting period based on the estimated number of equity instruments expected to vest and uses Plain Vanilla for calculating the expected terms of options, using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants under the fixed option plan:

	June 30, 2025	December 31, 2024

Average risk-free interest rates	4.33-4.40%	3.62 – 5.15%
Average expected life (in years)	5.0	0.4 - 5.0
Volatility	76.22-76.25%	62.9 - 68.2%

The following is a summary of activity of outstanding common stock warrants:

	Number of Shares	Weighted Average Exercise Price
Balance, December 31, 2023	2,880,000	$0.469
Warrants expired	(715,000)	$1.696
Warrants Converted into stock	(65,000)	$2.115
Warrants granted and assumed	550,000	$5.23
Balance, December 31, 2024	2,650,000	$1.085
Warrants expired	(2,450,000)	$0.357
Warrants granted and assumed	100,000	$10.000
Balance, June 30, 2025	300.000	$10.000

Stock Options

On September 20, 2024, the Company granted options to four members of the board of directors. The options expire ten years following issuance and have an exercise price of $10.00. The options vest quarterly and have a total fair value of $94,728. The Company valued the options using the Black-Scholes model with the following key assumptions: fair value stock price, $10.00, Exercise price, $10.00, Term 10 years, Expected term 5 years, Volatility 87%, and Discount rate 3.48% and a dividend yield of 0%.

On September 20, 2024, the Company granted options to a member of the board of directors. The options expire five years following issuance and have an exercise price of $11.00. The options vest quarterly and have a total fair value of $16,823. The Company valued the options using the Black-Scholes model with the following key assumptions: fair value stock price, $10.00, Exercise price, $11.00, Term 5 years, Expected term 2.5 years, Volatility 68%, and Discount rate 5.31% and a dividend yield of 0%.

19

The following is a summary of activity of common stock options:

	Number of Shares	Weighted Average Exercise Price
Balance, December 31, 2023	-	$-
Options expired	-	$-
Options granted	20,000	$10.20
Balance, December 31, 2024	20,000	$10.20
Options expired	-	$-
Options granted	-	$-
Balance, June 30, 2025	20,000	$10.20

Series A Preferred Stock

On September 10, 2020, the Board of Directors approved the designation of a class of preferred stock “Series A Preferred Stock” consisting of 2,000,000 shares, par value $0.001.

On September 10, 2020, the Company issued 400,000 shares of Preferred Stock to its CEO as founder shares.

Under the Certificate of Designation, holders of the Series A Preferred Stock are entitled to vote together with the holders of the Company’s common stock on all matters submitted to shareholders at a rate of one hundred (100) votes for each share held. The formal designation was filed on September 30, 2022.

As of June 30, 2025 and December 31, 2024, there were 400,000 and 400,000 shares of preferred stock issued and outstanding, respectively.

Common Stock

During the year ended December 31, 2024, the Company issued 24,550 shares for cash proceeds of $245,500.

During the year ended December 31, 2024, the Company issued 300,000 shares to settle accrued interest on convertible promissory notes of $300,000.

During the year ended December 31, 2024, stock warrants were exercised, resulting in an increase of 65,000 shares, valued at $137,500.

During the year ended December 31, 2024, the Company issued 1,008,100 shares valued at $10,081,000 for service, which is based on the price the Company raised capital during the year.

During the year ended December 31, 2024, the Company forgave stock payable in the amount of $83,334 which was recorded to APIC.

During the six months ended June 30, 2025, the Company issued 8,650 shares for cash proceeds of $86,500.

During the six months ended June 30, 2025, the Company issued 2,400,000 shares valued at $24,000,000 to a related party to extend the maturity date on convertible promissory notes of $1,000,000.

During the six months ended June 30, 2025, the Company issued 876,700 shares valued at $8,767,000 for service, which is based on the price the Company raised capital during the year.

During the six months ended June 30, 2025, the Company issued 547,887 shares valued at $5,478,872 for conversion of deferred compensation, which is based on the price the Company raised capital during the year.

20

10.	SUBSEQUENT EVENTS

On August 8, 2025, the Company effected a 1-for-5 reverse stock split of its common and preferred stock. As a result, every 5 shares of issued and outstanding common and preferred stock were automatically combined into 1 share of common or preferred stock. All share and per-share amounts in the financial statements and accompanying notes have been retroactively adjusted to reflect the reverse stock split.

On July 2, 2025 the Company issued a convertible note in the amount of $25,000 to a related party.  The note bears interest at 15%.

On July 22, 2025 the Company issued a convertible note in the amount of $300,000.  The note bears interest at 18%.  In connection with the note the company will issue warrants convertible to 60,000 shares of common stock.

On July 22, 2025, the Company amended the convertible notes issued on August 2, 2024 and January 28, 2025 to increase the interest rate to 18% per annum and modify the conversion rate to 50% discount of a Qualified Offering Price. Also, modified the exercise price of the warrants issued with these convertible notes to the lower of (i) $5.00 or (ii) 50% discount to the Qualified Offering Price.

On September 2, 2025, the Company amended (with an effective date of May 1, 2025) the convertible notes issued on August 2, 2024 to extend the maturity date to December 31, 2025.

On September 2, 2025, the Company amended the convertible notes issued on January 28, 2025 to extend the maturity date to December 31, 2025.

21

Item 4.	Exhibits

Exhibit		Description
2.1	*	Articles of Incorporation of the Registrant filed with the Nevada Secretary of State on August 27, 2020
2.2	*	Certificate of Amendment to Articles of Incorporation of the Registrant filed with the Nevada Secretary of State on July 8, 2021
2.3	*	Certificate of Designation of the Registrant filed with the Nevada Secretary of State on July 12, 2021
2.4	*	Certificate of Amendment to Articles of Incorporation of the Registrant filed with the Nevada Secretary of State on July 18, 2022
2.5	*	Certificate of Amendment to Certificate of Designation of the Registrant filed with the Nevada Secretary of State on September 30, 2022
2.6	*	Bylaws of the Registrant
2.7	*	Certificate of Charter Amendment
2.8	*	Certificate of Designation Amendment
3.1	†*	2021 Omnibus Equity Compensation Plan of the Registrant
6.1	†*	A&R Executive Employment Agreement between the Registrant and Steven Luna dated August 24, 2021
6.2	†*	A&R Executive Employment Agreement between the Registrant and Jason LeBlanc dated August 24, 2021
6.3	†*	A&R Executive Employment Agreement between the Registrant and Richard Nagle dated August 24, 2022
6.4	†*	A&R Executive Employment Agreement between the Registrant and Vanessa Luna dated August 24, 2022
6.5	*	Form of Advisory Agreement
6.6	*	Lease Agreement between the Registrant and Premier Workspaces dated May 17, 2023
6.7	*	Agreement with Issuance, Inc. dated November 17, 2023
6.8	*	Agreement with GrowthTurbine dated January 30, 2024
6.9	**	2025 Executive Employment Agreement with Steven Luna, dated May 1, 2025
6.10	**	2025 Executive Employment Agreement with Vanessa Luna, dated May 1, 2025
6.11	**	2025 Executive Employment Agreement with Jason LeBlanc, dated May 1, 2025
6.12	**	Addendum To Director Agreement with Bruce Culver, dated June 25, 2025
6.13	**	Addendum To Director Agreement with Bruce Amaro, dated June 25, 2025
6.14	**	Restricted Common Stock Award Agreement with Cuento LLC, dated January 1, 2025
6.15	**	Amended And Restated Warrant Agreement with Solyco CAC LLC, dated January 21, 2025
6.16	**	Third Amendment To Convertible Promissory Note Sky Financial & Intelligence, LLC, dated May 21, 2025
6.17	**	Bridge Loan Offering Documents with Vanessa Luna, dated July 2, 2025
6.18	**	Bridge Loan Offering Documents with Solyco CAC LLC, dated July 22, 2025
6.19	**	Omnibus Amendment No. 1 to Bridge Loan Documents with Solyco CAC LLC, dated July 22, 2025
6.20	**	Omnibus Amendment No. 2 to Bridge Loan Documents with Solyco CAC LLC, dated July 22, 2025
6.21	**	Omnibus Amendment No. 1 to Bridge Loan Documents with Solyco CAC LLC, dated September 2, 2025
6.22	**	Omnibus Amendment No. 2 to Bridge Loan Documents with Solyco CAC LLC, dated September 2, 2025

†	Indicates management contract or compensatory plan
*	Previously filed
**	Filed herewith

22

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTERNATIVE BALLISTICS CORPORATION

By:	/s/ Steven Luna
Steven Luna
Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Steven Luna	Chief Executive Officer	September 30, 2025
Steven Luna	(Principal Executive Officer)

/s/ John Lomoro	Chief Financial Officer	September 30, 2025
John Lomoro	(Principal Financial Officer and Principal Accounting Officer)

/s/ Jason LeBlanc	Chief Operations Officer and Director	September 30, 2025
Jason LeBlanc

/s/ Vanessa Luna	Executive Vice President and Chairman of the	September 30, 2025
Vanessa Luna	Board

/s/ Bruce Culver
Bruce Culver	Director	September 30, 2025

/s/ Bruce Amaro
Bruce Amaro	Director	September 30, 2025

23